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                                EXHIBIT 99.50
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GOLDSTEIN, TILL & LITE
Allyn Z. Lite, Esq.
Amy M. Riel, Esq.
744 Broad Street, Suite 800
Newark, New Jersey  07102
(201) 623-3000

Attorneys for Plaintiff


- ---------------------------------------------X
                                             :
                                             :
                                             :
PITTMAN NEUROSURGICAL P.A. Defined           :        SUPERIOR COURT OF
Benefit Plan U.T.D. 9/1/77, R. CLINTON       :        NEW JERSEY
PITTMAN, TRUSTEE, on behalf of itself        :        MERCER COUNTY
and all others similarly situated,           :        CHANCERY DIVISION
                                             :
                         Plaintiff:          :
                                             :        CIVIL ACTION NO: C-158-94
               against                       :
                                             :
                                             :
                                             :
BORDEN INC., KOHLBERG KRAVIS                 :
ROBERTS & CO., ERVIN R. SHAMES,              :        CLASS ACTION
FRANK J. TASCO, H. BARCLAY MORLEY,           :        COMPLAINT
JOHN E. SEXTON, FREDERICK E. HENN-           :
ING, WILBERT J. LEMELLE, ROBERT P.           :
LUCIANO, and PATRICIA CARRY STEWART,         :
                                             :
                         Defendants.         :
                                             :
- ---------------------------------------------X



                 Plaintiff alleges upon information and belief based, in part, upon an investigation conducted by and through the undersigned counsel, except with respect to its ownership of Borden Inc. common stock and its suitability to serve as class representative, which are alleged upon personal knowledge, as follows:





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                                  THE PARTIES

                 1. Plaintiff is and has been at all relevant times the owner of shares of the common stock of Borden Inc. ("Borden" or the "Company").

                 2. Defendant Borden is a corporation organized and existing under the laws of the State of New Jersey with its principal executive offices located at 180 East Broad Street, Columbus, Ohio, 43215. Borden is an international food company, with a diversified line of products among snack foods, dairy products, household items and special market foods, including cheese, yogurt, glue, pasta, frozen desserts, arts and crafts supplies, caulking and industrial coatings. Borden had, as of December 31, 1993, approximately 141,358,035 shares of common stock issued and outstanding, which shares are held by at least hundreds of shareholders of record and are traded on the New York Stock Exchange.

                 3. Defendant Kohlberg Kravis Roberts & Co. ("KKR") is a corporate buyout firm located in New York, New York. KKR is named as a defendant herein because, as a party to the proposed merger, it is a necessary party to be joined in this action in order to obtain the relief sought





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                 4.       (a)     Defendant Ervin R. Shames ("Shames") is and
has been at all relevant times the Company's President and Chief Executive Officer and a director;

                 (b) Defendant Frank J. Tasco ("Tasco") is and has been at all relevant times the Company's Chairman of the Board of Directors;

                 (c) Defendant H. Barclay Morley ("Morley") is and has been at all relevant times a director of Borden;

                 (d) Defendant John E. Sexton ("Sexton") is and has been at all relevant times a director of Borden;

                 (e) Defendant Frederick E. Henning ("Henning") is and has been at all relevant times a director of Borden;

                 (f) Defendant Wilbert J. Lemelle ("Lemelle") is and has been at all relevant times a director of Borden;

                 (g) Defendant Robert P. Luciano ("Luciano") is and has been at all relevant times a director of Borden; and

                 (h) Defendant Patricia Carry Stewart ("Stewart") is and has been at all relevant times a director of Borden.

                 The defendants described in paragraphs 4(a)-(h) above are hereinafter sometimes collectively referred to as the "individual defendants" or the "director defendants."





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                 5.       By virtue of the individual defendants' positions as
officers and/or directors of Borden, said individual defendants are in a fiduciary relationship with plaintiff and other public shareholders of Borden and owe plaintiff and other members of the Class the highest obligation of good faith, fair dealing, loyalty and due care.


                            CLASS ACTION ALLEGATIONS

                 6. Plaintiff brings this action individually and pursuant to R. 4:32 of the New Jersey Court Rules as a class action on behalf of all shareholders of Borden, and their successors in interest who are or will be threatened with injury arising from defendants' actions as more fully described below (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.

                 7. This action is properly maintainable as a class action under the laws of the State of New Jersey for the following reasons:

                 (a) The Class, which includes at least hundreds of shareholders of record scattered throughout the United States and foreign countries, is so numerous that joinder of all members is impracticable.





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                 (b)      There are questions of law and fact common to members
of the Class which predominate over any questions affecting only individual members, including, inter alia, the following:

                                  (i)  whether one or more of the defendants
has engaged in a plan and scheme to enrich themselves at the expense of Borden's public shareholders;

                                 (ii)  whether the defendants have breached
their fiduciary duties owed by them to plaintiff and members of the Class and/or have aided and abetted in such breach by virtue of their participation and/or acquiescence and by their other conduct complained of herein;

                                (iii)  whether defendants have failed to fully
disclose the true value of Borden's assets and earning power, as well as the future financial benefits they expect to derive, through the merger with KKR;

                                 (iv)  whether the defendants have wrongfully
failed and refused to seek a purchaser of Borden at the highest possible price and instead have sought to chill potential offers and acquire the valuable assets of Borden for KKR at an unfair and inadequate price;





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                                  (v)  whether plaintiff and the other members
of the Class will be irreparably damaged by the transactions complained of herein;

                                 (vi)  whether defendants have breached, and/or
aided and abetted one another in the breach of, the fiduciary and other common law duties owed by them to plaintiff and the other members of the Class; and

                                (vii)  whether defendants are pursuing a scheme
and course of business designed to eliminate the public shareholders of Borden in violation of the laws of the State of New Jersey.

                 (c) The claims of plaintiff are typical of the claims of the other members of the Class, and plaintiff has no interests that are adverse or antagonistic to the interests of the Class.

                 (d) Plaintiff is committed to the vigorous prosecution of this action and has retained competent counsel experienced in litigation of this nature. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

                 (e) Plaintiff anticipates that there will not be any difficulty in the management of this litigation as a class action.





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                 8.       For the reasons stated herein, a class action is
superior to other available methods for the fair and efficient adjudication of this action.

                 FACTUAL BACKGROUND AND SUBSTANTIVE ALLEGATIONS

                 9. On or about December 22, 1993, Borden announced to the financial news wire services that it was not engaged in any negotiations for a sale or merger of the Company. Borden announced that instead they would restructure and that details would be announced in early January, 1994.

                 10. On January 5, 1994, Borden announced the details of its restructuring and refocusing plan. The restructuring included $650 million in charges to fourth-quarter 1993 earnings and the sale of the Company's North American snacks, seafood and other units. The units put up for sale represented about $1.25 billion, or 20 percent, of Borden's projected sales of $6.75 million for 1993. According to defendant Tasco: "The goal of the program is to build shareholder value by focusing on and revitalizing our best businesses." Defendant Shames stated that other key elements of the restructuring plan included the introduction of new consumer-oriented marketing programs to strengthen Borden's core food businesses of pasta, niche grocery and international foods. The restructuring plans





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also called for a turnaround of Borden's domestic dairy business, largely through volume recovery and cost reduction and retention of nearly all of the non-food businesses as important contributors to current cash flow and earnings.

                 11. Borden said the plans also called for cost reductions phasing in over two years and reaching an annualized savings rate of $100 million to $125 million by the end of 1995. Savings would be achieved through a combination of divestments and gains in efficiency and productivity.

                 12. On January 26, 1994, Borden announced that it expects its restructuring, along with increased marketing and cost reductions, to improve its performance in 1994. Defendant Shames stated: "I believe the new restructuring plan that we are implementing will improve Borden's performance and build shareholder value." Shames also stated that Borden projects 1994 earnings at the upper end of the $0.75 to $1.00 per share range of estimates by security analysts who follow Borden closely. The press release also stated that quarterly earnings are expected to strengthen after a marginally profitable first quarter as momentum and cost savings build during the year.

                 13. On April 25, 1994, Borden released its 1994 first quarter earnings. Defendant Shames stated in the press release disseminated to the investing public that: "The fundamentals of our businesses have improved. Although there is





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much to be done throughout the North American Foods businesses, Borden is making significant gains in many areas in rebuilding volume and market share....  We are making significant progress in our cost saving programs and running above our projection for increased cash flow."

                 14. On May 16, 1994, Borden announced that it had sold its Borden Foodservice Group to H.J. Heinz Co. for an undisclosed amount. The division had sales of $270 million in 1993 but has been unprofitable in recent years. Borden stated that: "We are moving ahead on schedule with our divestment of businesses."

                 15. On May 20, 1994, Borden announced the sale of three additional businesses as part of its restructuring program. Shames stated that "[o]ur divestiture program is on track."

                 16. On July 11, borden announced that it had sold its Bama Foods business to Welch's. Terms of the transaction were not disclosed. Shames stated: "We are also making progress in our efforts to sell our salty snacks business."

                 17. On August 25, 1994, Borden announced that it has finalized an agreement to sell its Jays Foods, Inc. snack Business to Special Foods Company. Terms of the agreement were not disclosed.





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                 18.      On September 12, 1994, Borden and KKR shocked the
market by announcing that KKR had agreed to acquire Borden in a transaction valued at approximately $2 billion.

                 19. Under the terms of the agreement, Borden shareholders will receive RJR Nabisco Holdings Corp. ("RJR") stock owned by KKR worth approximately $14.25 per Borden share. The press release announcing the deal stated inter alia:

                 It is contemplated that a definitive merger agreement will be executed within two weeks. The agreement will provide for an exchange offer by KKR in which holders of Borden common stock would have the right to exchange their shares for RJR Nabisco common stock. The exact number of RJR Nabisco shares to be exchanged for each Borden share will be determined by dividing $14.25 by the average of the high and low prices of RJR nabisco stock for a 10-day trading period to be established in the offer, provided that in no event will Borden stockholders receive greater than 2.375 RJR Nabisco shares, nor less than
                 1.78125 RJR Nabisco shares for each Borden share. The transaction will be taxable to Borden shareholders.





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                 20.      The press release also stated:

                 KKR also announced that in connection with its agreement with Borden, RJR Nabisco Holdings Corp. has agreed in principle that upon KKR's successful acquisition of 100% of Borden and subject to certain other conditions, RJR Nabisco will issue approximately $500 million in newly issued RJR Nabisco common shares for newly issued Borden shares priced at $14.25 each, representing a 20 percent pro forma interest in Borden. RJR Nabisco also will receive a warrant to purchase an- additional 10 percent interest in Borden as part of its investment.

                 "We believe that, after a full consideration of all the risks and opportunities confronting Borden today, this transaction is the best outcome for Borden shareholders, said Frank J. Tasco, Chairman of Borden. The restructuring pursued since January has resulted in volume and share gains in many of Borden's businesses.





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                 Moreover, the earnings trend is also improving, but
                 it is clear that additional investment in our brands and in capital are needed in order to capture the
                 Company's potential...."

                 21. Also as part of the deal, Borden has agreed that at the time a definitive merger agreement is entered into, Borden will grant KKR an option to purchase from Borden up to 19.9% of the outstanding Borden common stock for $11 per share payable in RJR Nabisco common stock. If the option is exercised, KKR must purchase at least 41% of the outstanding Borden common stock in the exchange offer if it acquires any shares in the exchange offer. If KKR acquires at least 41%, but less than 51%, of Borden common stock in the exchange offer, the option must be exercised by KKR, to the extent necessary for KKR to own at least 51% of the outstanding Borden common stock. KKR has also agreed that if a merger agreement is not entered into by September 23, 1994, KKR will, subject only to necessary regulatory approvals, purchase 19.9% of the outstanding shares of Borden common stock for $11 per share.

                 22. The proposed merger transaction is wrongful, unfair and harmful to Borden's shareholders, including plaintiffs and the other Class members, because just as Borden's restructuring efforts, whose cost was borne by Borden shareholders, were bearing fruit and its earnings potential was on an upswing, Borden and KKR are





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attempting to usurp from Borden's shareholders the benefits of the restructuring.

                 23. The proposed merger transaction is further wrongful, unfair and harmful to Borden's shareholders, including plaintiffs and the other Class members, and represents an attempt by the director defendants to aggrandize their personal financial positions and interests and to enrich themselves at the expense of and to the detriment of the Company's shareholders. The proposed transaction denies to plaintiffs and other Class members their right to share proportionately in the true value of the Company's assets and future growth in profits and earnings while usurping the same for the benefit of KKR at an unfair and inadequate price.





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                                  FIRST COUNT

                 24. Defendants, acting in concert and aiding and abetting one another, have violated their fiduciary duties owed to the public shareholders of Borden and put their own personal interests and the interests of KKR ahead of the interests of Borden's public shareholders, including plaintiffs and the Class members, and have used their control positions as officers and directors of Borden, and as alleged herein, for the purpose of reaping high personal profits at the expense of the Company's public shareholders.

                 25. In negotiating the proposed merger/acquisition of Borden by KKR, defendants did not exercise good faith, fair dealing, loyalty and due care by failing, among other things, to:

                 (a) evaluate adequately the Company's worth as a potential merger/acquisition candidate;

                 (b) take sufficient steps to enhance Borden's value and/or attractiveness as a merger/acquisition candidate;

                 (c) expose the Company effectively in the marketplace to create an active and open auction for the Company and its assets; and





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                 (d)      act independently so that the interests of Borden's
public shareholders would be protected throughout the merger/acquisition process.

                 26. Furthermore, in granting a lock-up option to KKR for 19.9% of Borden's outstanding shares at a price of only $11, rather than the $14.25 to be paid to Borden's shareholders, the defendants failed to achieve an appropriate premium or recognition of the added value of the Company that will result from it being wholly-owned by KKR.

                 27. On September 24, 1994, Borden agreed to meet with Paul Kazarian, head of the investment group Japonica Partners to discuss a rival proposal. Following the meeting, Kazarian expressed an intention to make a cash offer for Borden's shares in the range of $16-$18 for a majority stake in the Company. As part of his evaluation process, Kazarian requested but was denied access to certain due diligence materials regarding Borden.

                 28. On September 23, 1994 the Wall Street Journal published an article entitled "Don't Let KKR Milk Borden" wherein corporate law professor John Pound discussed Kazarian's offer as follows:

                 "The Kazarian offer looks better if it pans out. Mr. Kazarian has apparently





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                 offered to give investors cash for their shares, not stock in another company. Moreover, he is proposing a partial, not a full buyout. That would allow shareholders to retain their shares and profit from a turnaround that may ultimately result. One can quibble about the price and about the degree of control accorded to Mr. Kazarian, but the concept is far sounder than the KKR one."

                 29. Despite the fact that Kazarian's offer is in the greater interest of the Borden shareholders, the director defendants continue to favor and endorse KKR's offer.

                 30. In contemplating and implementing a plan to obtain immediate financial rewards for themselves, the director defendants have failed to act in the best interests of Borden's public shareholders by failing, among other things, to:

                 (a) undertake an adequate evaluation of the Company's worth as a potential merger/acquisition candidate;

                 (b)      ensure that no conflicts of interest existed; and

                 (c) act independently to ensure that the interests of Borden's public shareholders would be protected.





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                 31.      The director defendants have agreed among themselves
that they will not solicit any other proposal or initiate discussions with any other persons or entities regarding any offer or proposal for the acquisition of the business of Borden through merger, asset sale, stock sale or otherwise while Borden is still a publicly held company. Thus, the director defendants have resolved to wrongfully obtain the valuable assets of Borden for KKR at a bargain price, which under these circumstances, disproportionately benefits them. By secretly negotiating and implementing the merger/acquisition plan while ignoring other options, the director defendants have violated their fiduciary duties to plaintiff and other public shareholders of Borden.

                 32. The strategy and tactics pursued by the defendants are and will continue to be wrongful, unfair and harmful to Borden's public shareholders, serve no legitimate business purpose of Borden and are essentially designed to aggrandize the personal positions, interests and finances of the director defendants at the expense of and to the detriment of the Company's public shareholders. The defendants' course of action will deny plaintiff and other Class members their right to share in the true value of Borden's valuable assets, future earnings and profitable businesses to the same extent that they would as Borden shareholders.





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                 33.      In contemplating, devising and executing the
aforementioned course of conduct and in pursuing and structuring the proposed merger/acquisition transaction, the director defendants have not acted in good faith toward plaintiff and other members of the Class and have breached, and are continuing to breach, their fiduciary duties to plaintiff and the Class.

                 34. Since the director defendants, and those acting under their direction and control, dominate and control the business and corporate affairs of Borden, and because they are in possession of private corporate information concerning Borden's businesses and future prospects, there exists an imbalance and disparity of knowledge and economic power between the defendants and the public shareholders of Borden which makes defendants' course of action and the contemplated transaction inherently unfair to Borden's public shareholders. The proposed transaction will ensure that the director defendants will disproportionately benefit from the value of Borden's assets and its future financial prospects in contravention of the director defendants' fiduciary duties to maximize the value of Borden's shares.

                 35. Defendants have acted and are acting with knowledge that the individual defendants, and each of them, have breached and are breaching their fiduciary duties to





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Borden's public shareholders and have, nevertheless, intentionally, recklessly or negligently induced, and/or aided and abetted one another, in such breaches of fiduciary duties by the directors of Borden.

                 36. By virtue of the foregoing acts, practices and course of action, the director defendants have failed to exercise due care and diligence in compliance with their fiduciary obligations toward Borden and its public shareholders.

                 37. The acts and course of conduct complained of hereinabove were willful, malicious and oppressive in that the defendants, and each of them, knew that their actions, as enumerated herein, involve improper and illegal practices, violations of law and other acts completely foreign to the duties of officers and directors to carry out corporate affairs in a fair, just, honest and equitable manner. By reason of the foregoing, plaintiff and the Class are entitled to punitive damages.

                 38. By virtue of the foregoing actions of the defendants, plaintiff and the Class have been, are and will be damaged in that they will not receive the fair value of Borden's assets and business in exchange for their Borden stock and have been, are and will be prevented from obtaining a fair price for their shares of the Company's stock.





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                 39.      Unless enjoined by this Court, the defendants will
continue in their harmful course of conduct and the director defendants will continue to breach their fiduciary duties owed by them to plaintiff and to the Class and will exclude plaintiff and the Class from receiving fair value for their proportionate share of Borden's valuable assets and business, all to the irreparable harm of plaintiff and the Class.

                 40.      Plaintiff has no adequate remedy at law.

                 WHEREFORE, plaintiff, on behalf of itself and the members of the Class, demands judgment as follows:

                 A. Declaring that this lawsuit is properly maintainable as a class action and certifying plaintiff as representatives of the Class;

                 B. Declaring that the defendants have committed a gross abuse of trust and have breached (or aided and abetted such breach of) their fiduciary and other duties owed to plaintiff and the members of the Class;

                 C. Declaring that the proposed transaction of merger/acquisition of Borden by KKR is a legal nullity;

                 D. Preliminarily and permanently enjoining the defendants and their counsel, agents, employees and all persons





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acting under, in concert with or for them from taking any steps necessary to accomplish or implement the proposed merger of Borden with KKR at a price that is not fair and equitable;

                 E. In the event that the transaction is consummated, rescinding it and setting it aside;

                 F        Imposing a voting trust upon the shares of Borden
owned or controlled by defendants to restrain their ability to use their voting control of the Company to effect the transaction;

                 G. Awarding to plaintiff and the Class compensatory and punitive damages against the director defendants, jointly and severally, in an amount to be determined at trial, together with prejudgment interest, at the maximum rate allowable by law, from the date of the wrongs to the date of judgment herein;

                 H. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys', accountants' and experts' fees; and





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                 I.       Granting such other and further relief as the Court
may deem just and proper.

Dated:  September 29, 1994

                                        GOLDSTEIN TILL & LITE



                                        By: /s/
                                            ------------------------
                                        Allyn Z. Lite
                                        Amy M. Riel
                                        744 Broad Street, Suite 800
                                        Newark, New Jersey  07102
                                        (201) 623-3000

                                        GILMAN AND PASTOR
                                        Kenneth G. Gilman
                                        David Pastor
                                        One Boston Place
                                        28th Floor
                                        Boston, Massachusetts  02108
                                        Tel. 617/589-3750
                                        Fax 617/589-3749





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                      CERTIFICATION PURSUANT TO RULE 4:5-1

                 Pursuant to R. 4:5-1, it is hereby stated that the matter in controversy is not the subject of any other action pending in any other court or pending in any arbitration proceeding to the best of my knowledge and belief, except for the matters entitled, Barbara Lubin, et al. v. Borden Inc., et al., filed in this Court on September 13, 1994; Norman Weiss, et al. v. Borden Inc., et al., filed in this Court on September 13, 1994; Jerry Krim, et al. v. Borden Inc., et al., filed in this Court on September 14, 1994; Bernard Stepak vs. Borden Inc., et al., filed with this Court on September 16, 1994; James Peterson and Sidney Glick vs. Borden, Inc., filed with this Court on September 16, 1994; Daniel Marcus vs. Borden Inc., et al., filed with this Court on September 22, 1994 and Dwyer vs. Borden, Inc., filed with this Court on September 23, 1994. Also to the best of my belief, no other action or arbitration proceeding is contemplated. Further, other than the parties set forth in this pleading, at the present time I know of no other party that should be joined in the within action.

                                        GOLDSTEIN TILL & LITE



                                        By: /s/ Allyn Z. Lite
                                            -----------------------
                                            Allyn Z. Lite


Dated:  September 29, 1994





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